EXHIBIT 23.1

INDEPENDENT AUDITORS' CONSENT


The Board of Directors
Hosokawa Micron International Inc.

The audits referred to in our report dated November 3, 1997, except for note 22, which is as of April 16, 1998, included the related financial statement schedule for each of the years in the three-year period ended September 30, 1997, included in the registration statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We consent to the use of our reports included herein and to the reference to our firm under the heading "Experts" in the prospectus.




KPMG PEAT MARWICK LLP


New York, New York
July 22, 1998